UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------
                                  SCHEDULE 13G
 ------------------------------------------------------------------------------


                        Under the Securities Act of 1934
                               (Amendment No. 8 )




                           ROADMASTER INDUSTRIES, INC.
                       -----------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)




                                   769727 10 8
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/

Cusip No. 769727 10 8                                          Page 2 of 4 Pages



Row 1.: Henry Fong
        ###-##-####

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: United States

Row 5.: 1,365,100

Row 6.: 5,185,787

Row 7.: 1,365,100

Row 8.: 5,185,787

Row 9.: 6,550,887

Row 10.: / /

Row 11.: 12.9%

Row 12.: IN

Cusip No. 769727 10 8                                          Page 3 of 4 Pages

Item 1.
       (A)  Roadmaster Industries, Inc.
       (B)  250 Spring Street NW, Suite 3 South
            Atlanta, Georgia 30303

Item 2.
       (A)  Henry Fong
       (B)  7315 E. Peakview Avenue
            Englewood, Colorado 80111
       (C)  United States
       (D)  Common Stock, $.01 Par Value
       (E)  769727 10 8

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
            Not applicable

Item 4. Ownership

       (A) 6,550,887 total shares of which 1,365,100 are owned of record by Mr. Fong comprised of 100 shares of common stock, 240,000 shares issuable upon the exercise of common stock purchase warrants, a 375,000 share restricted common stock grant which is issuable on 12/7/1999 based on certain conditions of an employment agreement, 750,000 shares issuable pursuant to an option to purchase common stock which vests 20% per year beginning 12/7/1994, and a total of 5,185,787 shares owned of record by Equitex, Inc.
            of which Mr. Fong is the President and a Director and may be deemed to be a beneficial owner of these securities but which securities Mr. Fong disclaims beneficial ownership of, comprised of 5,142,037 shares of common stock and 43,750 shares common stock issuable upon coversion of 1,750 8% Convertible Subordinated Debentures.
       (B)  12.9%
       (C)  (i)    1,365,100
            (ii)   5,185,787
            (iii)  1,365,100
            (iv)   5,185,787

Item 5. Ownership of Five Percent or less of a Class:
            Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person:
            Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company:
            Not applicable

Item 8. Identification and Classification of Members of the Group:
            Not applicable

Item 9. Notice of Dissolution of Group:
            Not applicable

Item 10. Certification:
            Not applicable

Cusip No. 769727 10 8                                          Page 4 of 4 Pages



                                    Signature
                                    ---------

     After Reasonable Inquiry, and to the Best of My Knowledge and Belief, I Certify That the Information Set Forth in this Statement Is True, Complete and Correct.




Dated: February 13, 1997 as
       of December 31, 1996            By /s/ HENRY FONG
                                          --------------------------
                                          Henry Fong